Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Three Months Ended March 31, 2017
Income before income taxes	$365
Add: Total fixed charges (per below)	515
Less: Interest capitalized	12

Total earnings before income taxes	$868

Fixed charges:
Interest	$269
Portion of rental expense representative of the interest factor	246

Total fixed charges	$515

Ratio of earnings to fixed charges	1.7